

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Brandon Ehrhart
Deputy General Counsel
DISH Network Corporation
9601 South Meridian Boulevard
Englewood, Colorado 80112

Re: DISH Network Corporation
Form 10-Q
Exhibit Nos. 10.4 and 10.5
Filed November 6, 2020
File No. 001-39144

Dear Mr. Ehrhart:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance